Exhibit (a) (ii)

The following press release was issued by the Company at 12:01 AM, Pacific Time, on February 17, 2003.

PRESS RELEASE 12:01 AM MONDAY, FEB 17, 2003

OPENWAVE ANNOUNCES STOCK OPTION EXCHANGE PROGRAM FOR EMPLOYEES

REDWOOD CITY, Calif.—February 17, 2003—Openwave Systems Inc. (Nasdaq: OPWV), the leading independent provider of open software products and services for the mobile communications industry, today announced that its Board of Directors has approved a voluntary stock option exchange program for its employees.

The program, which Openwave expects to launch in mid-March, will give eligible Openwave employees the opportunity to voluntarily cancel unexercised vested and non-vested stock options previously granted to them in exchange for replacement stock options at a future date. The number of shares underlying the replacement options to be issued will be for a fewer number of shares than the shares underlying the options to be cancelled. The exchange ratio of replacement to cancelled option shares will range from 1.0 to 1.0 to 1.0 to 10.0, depending on the original exercise price of the cancelled options. The Company anticipates that the total number of shares underlying stock options outstanding will be reduced by approximately 11 million shares as a result of the exchange program, with the precise number dependent upon the level of employee participation. The replacement stock options will be granted with an exercise price equal to the fair market value of OPWV stock on the date of grant, which will be between six months plus one day and seven months after the option cancellation date.

The exchange program has been designed to comply with the FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” and accordingly, the Company does not expect that there will be any variable compensation charges as a result of this stock option exchange program. The CEO and non-employee Board Members of the Company are not eligible to participate in this program.

About Openwave

Openwave Systems Inc. (Nasdaq: OPWV) is the leading independent provider of open software products and services for the mobile communications industry. Openwave is a global company headquartered in Redwood City, California. For more information please visit www.openwave.com.

Availability of Offer to Exchange Documents

The actual stock option exchange program will not commence until mid-March 2003. When it begins, the company will file the actual “Offer to Exchange” documents with the SEC as part of a tender offer statement. These documents may be obtained from the SEC’s website at http://www.sec.gov or from the company’s website.

Cautionary Note Regarding Forward Looking Statements

This release contains forward-looking statements relating to expectations, plans or prospects for Openwave Systems Inc. that are based upon the current expectations and beliefs of Openwave’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (a) the ability to realize our strategic objectives by taking advantage of market opportunities in the Americas, Europe, the Middle East, and Asia; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of our current, new and potential customers, suppliers and strategic partners; (c) risks associated with the development and licensing of software generally, including potential delays in software development and technical difficulties that may be encountered in the development or use of our software; (d) the effects of our restructurings and the ability to successfully support our operations; (e) the potential negative reaction by our customers to our reduced size and market capitalization; (f) the ability to recruit and retain qualified, experienced employees; (g) the willingness of communication service providers to invest and improve their data networks; (h) the ability to successfully partner with other companies; (i) the ability to acquire additional companies and technologies and integrate such acquisitions; (j) increased global competition; (k) technological changes and developments; (l) general risks of the Internet and wireless and wireline telecommunications sectors; and (m) the uncertain economic and political climate in the United States and throughout the rest of the world and the potential that such climate may deteriorate further.

For a detailed discussion of these and other cautionary statements, please refer to the risk factors discussed in filings with the U.S. Securities and Exchange Commission (“SEC”), including but not limited to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002, the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2002, and subsequently filed reports. All documents also are available through the SEC’s Electronic Data Gathering Analysis and Retrieval system (EDGAR) at www.sec.gov or from Openwave’s Web site at www.openwave.com. The Company assumes no obligation to update the forward-looking statements included in this document.

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Openwave, the Openwave logo and Services OS are trademarks and or registered trademarks of Openwave Systems Inc. All other trademarks are the properties of their respective owners.

For more information please contact:

Openwave Systems Inc.

Michele Landry

650.480.4622

michele.landry@openwave.com

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